SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ----------------------------
                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                          ----------------------------
                       Span-America Medical Systems, Inc.
                       (Name of Subject Company (Issuer))
                          ----------------------------
                                  Jerry Zucker
                        (Name of Filing Person (Offeror))
                          ----------------------------
                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)
                          ----------------------------
                                    846396109
                      (CUSIP Number of Class of Securities)
                          ----------------------------
                                  Jerry Zucker
                         c/o The Inter Tech Group, Inc.
                              Post Office Box 5205
                           North Charleston, SC 29405
                                 (843) 744-5174
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                 Communications on Behalf of the Filing Persons)
                          ----------------------------
                                 with a copy to:
                            George S. King, Jr., Esq.
                          Haynsworth Sinkler Boyd, P.A.
                              Post Office Box 11889
                         Columbia, South Carolina 29211
                                 (803) 779-3080

                            CALCULATION OF FILING FEE
==============================================================================
  Transaction Valuation                  Amount of Filing Fee
-------------------------------- ---------------------------------------------
           N/A                                  N/A
================================ =============================================
/_/  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid:  N/A                  Filing Party:  N/A
         Form or Registration No.: N/A                 Date Filed:    N/A
/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/ third-party tender offer subject to Rule 14d-1.
/_/ issuer tender offer subject to Rule 13e-4.
/_/ going-private transaction subject to Rule 13e-3.
/_/ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /_/

Pursuant to General Instruction D to Schedule TO, this Schedule TO relates to pre-commencement communications by Jerry Zucker, the texts of which are attached hereto as Exhibit (a)(5).

         EXHIBIT INDEX

Exhibit No.                Description
-----------                -----------
(a)(5)            Text of Press Release by Jerry Zucker issued on June 13, 2003.

                                                                  Exhibit (a)(5)


                                 PRESS RELEASE
  SPAN-AMERICA  BOARD ASKED TO SUBMIT  RIGHTS PLAN TO  SHAREHOLDERS

North Charleston, South Carolina
June 13, 2003

     Jerry Zucker announced today that he had requested that the board of directors of Span-America Medical Systems, Inc., (NASDAQ: SPAN) submit its shareholder rights plan (sometimes referred to as a "poison pill") to the company's shareholders for their approval. Mr. Zucker noted that the Span-America board had adopted the poison pill without shareholder approval and that, after the board had received notice that he had purchased 7.8% of the company's stock, the board had amended the poison pill to effectively prevent him from acquiring 10% or more of the company's stock. Before the amendment was made, he could have purchased up to 20% of the company's stock.

     Mr. Zucker had previously requested the board of directors to terminate the poison pill by redeeming the rights that had been issued and amend the company's bylaws so that he could make tender offer for up to all of the company's common stock. The tender offer would have permitted every shareholder of Span-America Medical Systems, Inc., to sell some or all of their shares to Mr. Zucker for $9.25 per share. The board of directors refused to take the requested actions and has effectively deprived the shareholders of a choice of significant value.

     Mr. Zucker said that "even though the board of directors claims to be acting in the best interest of the shareholders, I believe that, in this situation, the shareholders are the best judges of their best interests. Accordingly, I have asked the board of directors to allow the shareholders to vote on the matter."

     The text of Mr. Zucker's letter to the board follows:

Board of Directors
Span-America Medical Systems, Inc.
Post Office Box 5231
Greenville, South Carolina 29606

June 13, 2003

Gentlemen:

     In light of your refusal to take requested actions to permit me to give shareholders of the company the opportunity to sell their shares of the company's common stock to me for $9.25 per share, I hereby request that you submit to the shareholders the question of whether or not the Amended and Restated Shareholders Rights Agreement, dated March 24, 2003, should be terminated and the rights issued pursuant to the plan redeemed.

     The plan was adopted by the board without shareholder approval. It was recently amended to reduce the number of shares a person could acquire from just less than 20% to just less than 10%. Although you say that it was coincidental and not directed or intentional, the fact is the amendment appears to have been triggered by my purchase of more than 7% of the stock.

     Although your letter denying my previous request claims that you are acting in the best interest of the shareholders, it is clear that the shareholders are the best judges of their own best interests. Accordingly, it is entirely appropriate that this matter be voted on by the shareholders.

     No shareholder is compelled to sell their stock into a tender, nor should you be allowed to decide for them, thus usurping their right to choose.

Sincerely,


Jerry Zucker